October 9, 2014

VIA EDGAR

Catherine C. Gordon

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       ETFS Trust

File No. 811-22986

Dear Ms. Gordon:

On behalf of our client, ETFS Trust (the “Trust”), we are responding to Staff comments we received in a letter from you dated September 12, 2014 regarding the Trust’s initial filing on Form N-1A (“Initial Filing”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2014 for the purpose of registering shares of the ETFS Zacks Earnings Large-Cap U.S. Index Fund and ETFS Zacks Earnings Small-Cap U.S. Index Fund (each a “Fund,” collectively the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

Principal Investment Strategies (pp. 6-7)

1.   The last paragraph on page 7 states that “[t]o the extent that the Index concentrates…in the securities of a particular industry or group of industries, the Fund will concentrate investments to approximately the same extent as the Index.”

In addition to the above statement, disclose whether and to what extent the Fund will be concentrated in a particular industry or group of industries as of inception. We note that such disclosure should be updated to the extent any material change in the Fund’s concentration is experienced as a result of a change in the Index’s concentration.

Response: We do not currently anticipate that either Fund will concentrate in a particular industry or group of industries at its inception, but to the extent that either Fund does so, disclosure to that effect will be added by amendment.

Ms. Gordon
October 9, 2014

Additional Information about the Each Fund’s Strategy (p. 9)

2.  The last sentence under the caption “General” states that the Fund may invest in “shares of other investment companies.” The fee table does not have an acquired fund fees and expenses (“AFFE”) line item to reflect the indirect costs of investing in other investment companies. Add disclosure reflecting the amount of AFFE expected to be incurred, unless that amount is less than one basis point, in which case confirm that AFFE will be included in “Other Expenses.”

Response: Confirmed. In other words, the amount of AFFE is anticipated to be less than one basis point and will be included in “Other Expenses.”

3.  The description of the Underlying Index under the caption “Earnings Index Funds” should appear in closer proximity to the description of the relevant Underlying Index on pages 3 and 6.

Response: We have made the requested change.

Investments by Registered Investment Companies (p. 13)

4.  The second sentence states that “[r]egistered investment companies are permitted to invest in the Funds beyond the limits set forth in section 12(d)(1)…” Describe the limits referenced or provide a cross-reference to elsewhere in the prospectus or the statement of additional information where such limits are described.

Response: We have made the requested change.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Gordon
October 9, 2014

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:

Benoit Autier

Kathleen Macpeak Long, Esq.

Michael Carlton, Esq.